SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS ("Company" or "Eletrobras"), further to the Market Announcement of August 16, 2016, hereby informs its shareholders and the market in general that the Board of Investment Partnerships Program of the Federal Government (Programa de Parcerias de Investimento da Presidência da República) - PPI approved the Resolution 7/2016 in the which is being listed the new minimum conditions and new price for sale, by Eletrobras, of its shareholding participation in CELG Distribuição S.A ("Celg-D").

The new market value approved by the PPI for CELG D is R$ 4.448 billion (four billion, four hundred forty-eight million). However, considering the debts and other liabilities in the amount of R$ 2.656 billion (two billion, six hundred fifty-six million), as of June 2016, the net value of CELG D is R$ 1.792 billion (one billion, seven hundred ninety-two million). In the privatization process, Eletrobras intends to sell its entire stake in CELG D, equivalent to 50.93% of the share capital.

The Resolution PPI number 7/2016 is available in the Eletrobras website (www.eletrobras.com/elb/ri) and was published in the Official Gazette.

The Company clarifies that the sale of CELG D shares depends on approval by the regulatories agencies and the Eletrobras decision-making bodies, including its General Shareholders Meeting, as well as the privatization auction to be held by BM&FBOVESPA.

The Company will keep the market informed about the information relating to the mentioned operation.

Rio de Janeiro, September 14, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.